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                             February 16, 2022

       Marc Fogassa
       Chief Executive Officer and Chairman of the Board
       Brazil Minerals, Inc.
       Rua Vereador Jo  o Alves Praes, 95-A
       Olhos D     gua , Minas Gerais 39.398-000
       Brazil

                                                        Re: Brazil Minerals,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-262399

       Dear Mr. Fogassa:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed January 28, 2022

       Business, page 58

   1. We note that you disclose estimates of mineralization that have been prepared in accordance with a
jurisdiction outside the United States, such as NI 43-101. All estimates of mineralization
should be prepared in accordance with the definitions established under
                                                        U.S. Securities Law.
Please revise to remove these estimates.
   2. Please revise to include a brief summary of your exploration plans and the associated cost for each property. To
the extent this information has not been determined please include a statement to this
effect in your disclosure.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Marc Fogassa
Brazil Minerals, Inc.
February 16, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameMarc Fogassa
                                                           Division of
Corporation Finance
Comapany NameBrazil Minerals, Inc.
                                                           Office of Energy &
Transportation
February 16, 2022 Page 2
cc:       Jay Weil, Esq.
FirstName LastName